Exhibit 11.1

DEPARTMENT 56, INC.
COMPUTATION OF NET LOSS PER SHARE
(In thousands, except per share amounts)

	13 Weeks Ended April 2, 2005	13 Weeks Ended April 3, 2004
Basic:
Net loss	$(2,630)	$(2,962)

Weighted average number of common shares outstanding	13,641	13,178

Net loss per common share - basic	$(0.19)	$(0.22)

Assuming Dilution:
Net loss	$(2,630)	$(2,962)

Weighted average number of common shares outstanding	13,641	13,178

The number of shares resulting from the assumed
exercise of stock options reduced by the number
of shares which could have been purchased with
the proceeds from such exercise, using the average
market price during the period	—	—

Unvested restricted stock assumed outstanding as
of the grant date	—	—

Weighted average number of common and
common equivalent shares	13,641	13,178

Net loss per common share - assuming dilution	$(0.19)	$(0.22)